Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2020

SHANGHAI, December 1, 2020 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited financial results for the third quarter of 2020.

THIRD QUARTER 2020 FINANCIAL HIGHLIGHTS

•                  Net revenues for the third quarter of 2020 were RMB859.1 million (US$126.5 million), a 2.0% increase from the corresponding period in 2019, and a 14.9% increase from the second quarter of 2020.

(RMB millions, except percentages)	Q3 2019	Q3 2020	YoY Change
Wealth management	542.4	627.7	15.7%
Asset management	240.4	222.4	(7.5)%
Lending and other businesses	59.2	9.0	(84.8)%
Total net revenues	842.0	859.1	2.0%

•                  Income from operations for the third quarter of 2020 was RMB347.2 million (US$51.1 million), a 48.2% increase from the corresponding period in 2019, and an 8.7% increase from the second quarter of 2020.

(RMB millions, except percentages)	Q3 2019	Q3 2020	YoY Change
Wealth management	83.5	248.4	197.1%
Asset management	145.7	113.7	(22.0)%
Lending and other businesses	5.1	(14.9)	N.A.
Total income from operations	234.3	347.2	48.2%

•                  Net income attributable to Noah shareholders for the third quarter of 2020 was RMB285.6 million (US$42.1 million), a 49.1% increase from the corresponding period in 2019, while a 4.7% decrease from the second quarter of 2020.

•                  Non-GAAP1 net income attributable to Noah shareholders for the third quarter of 2020 was RMB301.1 million (US$44.3 million), a 14.9% decrease from the corresponding period in 2019, and a 2.0% decrease from the second quarter of 2020.

THIRD QUARTER 2020 OPERATIONAL UPDATES

Wealth Management Business

The Company offers financial products and provides value-added services to high net worth clients in China and overseas for its wealth management business. Noah primarily distributes public securities, private equity, credit and insurance products denominated in RMB and other currencies.

1  Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

•                  Total number of registered clients as of September 30, 2020 was 350,409, a 21.6% increase from September 30, 2019 and a 5.5% increase from June 30, 2020.

•                  Total number of active clients2 which excluded mutual fund clients during the third quarter of 2020 was 4,466, a 31.0% increase from the corresponding period in 2019 and a 32.6% increase from the second quarter of 2020. Counting in mutual funds clients, the total number of clients who transacted with us during the third quarter of 2020 was 20,509, a 105.9% increase from the third quarter of 2019, and a 39.5% increase from the second quarter of 2020.

•                  Aggregate value of financial products distributed during the third quarter of 2020 was RMB28.8 billion (US$4.2 billion), a 122.2% increase from the corresponding period in 2019, due to the significant increase in the distribution of public securities products and private equity products.

	Three months ended September 30,
Product type	2019		2020
	(RMB in billions, except percentages)
Public securities products	7.5	57.5%	20.9	72.4%
Private equity products	3.5	26.8%	7.2	25.1%
Credit products	1.5	11.7%	0.1	0.4%
Other products	0.5	4.0%	0.6	2.1%
All products	13.0	100.0%	28.8	100.0%

•                  Coverage network in mainland China included 266 service centers covering 79 cities as of September 30, 2020, compared with 264 service centers covering 78 cities as of June 30, 2020, which is stable quarter over quarter, and compared with 307 services centers covering 81 cities as of September 30, 2019, primarily as a result of consolidation of duplicate service centers in order to optimize costs and expenses since fourth quarter of 2019.

•                  Number of relationship managers was 1,204 as of September 30, 2020, a 0.7% increase from June 30, 2020. The turnover rate of core “elite” relationship managers was 2.3%, compared with 1.4% as of June 30, 2020.

Asset Management Business

The Company’s asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading alternative multi-asset manager in China also with international offices in Hong Kong, United States and Canada. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities, credit to multi-strategy investments denominated in Renminbi and other currencies.

•                  Total assets under management as of September 30, 2020 were RMB155.7 billion (US$22.9 billion), a 2.3% decrease from June 30, 2020 due to the repayments of certain credit products and a 11.8% decrease from September 30, 2019.

2   “Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period, excluding clients who transacted on our online mutual fund platform.

Investment type	As of June 30, 2020		Growth	Distribution/ Redemption	As of September 30, 2020
	(RMB billions, except percentages)
Private equity	107.7	67.6%	7.6	5.9	109.4	70.3%
Real estate	17.3	10.8%	0.1	0.6	16.8	10.7%
Credit	14.1	8.9%	0.1	2.5	11.7	7.5%
Public securities[3]	11.8	7.4%	0.9	1.9	10.8	7.0%
Multi-strategies	8.5	5.3%	0.3	1.8	7.0	4.5%
All Investments	159.4	100.0%	9.0	12.7	155.7	100.0%

Lending and Other Businesses

The Company’s lending business utilizes an advanced risk-management system to assess and facilitate short-term loans to high quality borrowers, often secured with collateral. The total amount of loans originated during the third quarter of 2020 was RMB0.1 billion, compared with RMB1.3 billion in the corresponding period of 2019 as our voluntary reduction of loan origination. Other businesses include an online financial advisory platform.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “We are very pleased to report a really strong quarter: our transaction value increased 122.2% from the third quarter in 2019 to RMB28.8 billion, driven by significantly higher portion of public securities and private equity distribution. Public securities transaction value grew to a record high of RMB20.9 billion. This indicates our continued success in our transformation to standardized products while maintaining the leading market position in private equities. We also continued to exit from single-counterparty private credit products. The total number of active clients grew 105.9% from the third quarter of 2019 to reach 20,509, benefiting from the onshore and offshore paralleled mutual fund platforms, Fund Smile and iNoah, which represents a recovery of client confidence. Noah Holdings celebrated its 10th Listing Anniversary on the NYSE a few weeks ago. We are grateful for the support the capital markets provided to us and have confidence in our continued growth in the coming decade.”

THIRD QUARTER 2020 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2020 were RMB859.1 million (US$126.5 million), a 2.0% increase from the corresponding period in 2019, primarily driven by increased one-time commissions, recurring service fee revenues and performance-based income, and partially offset by decreased other service fees.

•                  Wealth Management Business

•                  Net revenues from one-time commissions for the third quarter of 2020 were RMB189.6 million (US$27.9 million), a 26.8% increase from the corresponding period in 2019 due to an increase in financial products distributed in third quarter of 2020.

•                  Net revenues from recurring service fees for the third quarter of 2020 were RMB380.5 million (US$56.0 million), a 19.3% increase from the corresponding period in 2019. The increase was primarily due to the service fees recognized upon liquidation of certain credit products with higher fee rates.

3   The distribution/redemption of public securities also includes market appreciation or depreciation.

•                  Net revenues from performance-based income for the third quarter of 2020 were RMB33.7 million (US$5.0 million), a 679.3% increase from the corresponding period of 2019, primarily due to an increase in performance-based income from public securities products.

•                  Net revenues from other service fees for the third quarter of 2020 were RMB23.8 million (US$3.5 million), a 65.7% decrease from the corresponding period in 2019, primarily due to less value-added services Noah offers to its high net worth clients during the COVID-19 epidemic.

•                  Asset Management Business

•                  Net revenues from recurring service fees for the third quarter of 2020 were RMB179.5 million (US$26.4 million), a 10.4% decrease from the corresponding period in 2019. The decrease was primarily due to a decrease in assets under management.

•                  Net revenues from performance-based income for the third quarter of 2020 were RMB36.8 million (US$5.4 million), a 3.6% decrease from the corresponding period in 2019.

•                  Lending and Other Businesses

•                  Net revenues for the third quarter of 2020 were RMB9.0 million (US$1.3 million), an 84.8% decrease from the corresponding period in 2019. The decrease was primarily due to reduced loan origination since the second half of 2019 as well as the ongoing impact of COVID-19.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2020 were RMB511.8 million (US$75.4 million), a 15.8% decrease from the corresponding period in 2019. Operating costs and expenses primarily consisted of compensation and benefits of RMB362.5 million (US$53.4 million), selling expenses of RMB69.9 million (US$10.3 million), general and administrative expenses of RMB61.7 million (US$9.1 million) and other operating expenses of RMB23.1 million (US$3.4 million).

•                      Operating costs and expenses for the wealth management business for the third quarter of 2020 were RMB379.3 million (US$55.9 million), a 17.3% decrease from the corresponding period in 2019, primarily due to a decrease in compensation and benefits as well as selling and general and administrative expenses.

•                      Operating costs and expenses for the asset management business for the third quarter of 2020 were RMB108.7 million (US$16.0 million), a 14.7% increase from the corresponding period in 2019, primarily due to an increase in compensation and benefits.

•                      Operating costs and expenses for the lending and other businesses for the third quarter of 2020 were RMB23.8 million (US$3.5 million), a 56.0% decrease from the corresponding period in 2019, primarily due to a decrease in compensation and benefits as well as other operating expenses.

Operating Margin

Operating margin for the third quarter of 2020 was 40.4%, compared with 27.8% for the corresponding period in 2019.

•                      Operating margin for the wealth management business for the third quarter of 2020 was 39.6%, compared with 15.4% for the corresponding period in 2019, due to continuously operating efficiency improvement and less legal expenses incurred related to Camsing case.

•                      Operating margin for the asset management business for the third quarter of 2020 was 51.1%, compared with 60.6% for the corresponding period in 2019.

•                      Loss from operations for the lending and other businesses for the third quarter of 2020 was RMB14.8 million (US$2.2 million), compared with income from operations in the amount of RMB5.1 million in the corresponding period of 2019 due to reduced loan origination.

Investment Income

Investment income for the third quarter of 2020 was RMB0.8 million (US$0.1 million), compared with investment loss of RMB48.4 million for the corresponding period in 2019. There is little fair value change of investment for the third quarter of 2020, while the loss in the third quarter of 2019 was primarily due to changes in fair value of equity securities and other investments.

Income Tax Expenses

Income tax expenses for the third quarter of 2020 were RMB84.9 million (US$12.5 million), an 89.9% increase from the corresponding period in 2019, primarily due to higher taxable income.

Income from Equity in Affiliates

Income from equity in affiliates for the third quarter of 2020 was RMB4.7 million (US$0.7 million), a 91.4% decrease from the corresponding period in 2019, primarily due to decrease of net income of the funds of funds we manage and invest in as the general partner or manager.

Net Income

•                  Net Income

•                      Net income for the third quarter of 2020 was RMB283.8 million (US$41.8 million), a 39.3% increase compared to the corresponding period in 2019.

•                      Net margin for the third quarter of 2020 was 33.0%, up from 24.2% for the corresponding period in 2019.

•                      Net income attributable to Noah shareholders for the third quarter of 2020 was RMB285.6 million (US$42.1 million), a 49.1% increase from the corresponding period in 2019.

•                      Net margin attributable to Noah shareholders for the third quarter of 2020 was 33.2%, up from 22.8% for the corresponding period in 2019.

•                      Net income attributable to Noah shareholders per basic and diluted ADS for the third quarter of 2020 was RMB4.63 (US$0.68) and RMB4.60 (US$0.68), respectively, compared with RMB3.13 and RMB3.10 respectively, for the corresponding period in 2019.

•                  Non-GAAP Net Income Attributable to Noah Shareholders

•                      Non-GAAP net income attributable to Noah shareholders for the third quarter of 2020 was RMB301.1 million (US$44.3 million), a 14.9% decrease from the corresponding period in 2019, due to one non-recurring gain from sale of equity securities in the amount of RMB137.3 million in the third quarter of 2019.

•                      Non-GAAP net margin attributable to Noah shareholders for the third quarter of 2020 was 35.0%, down from 42.0% for the corresponding period in 2019.

•                      Non-GAAP net income attributable to Noah shareholders per diluted ADS for the third quarter of 2020 was RMB4.85 (US$0.71), down from RMB5.73 for the corresponding period in 2019.

Balance Sheet and Cash Flow

As of September 30, 2020, the Company had RMB4,597.4 million (US$677.1 million) in cash and cash equivalents, compared with RMB3,669.2 million as of September 30, 2019 and RMB4,170.7 million as of June 30, 2020.

Net cash inflow from the Company’s operating activities during the third quarter of 2020 was RMB360.8 million (US$53.1 million), compared to net cash inflow of RMB220.4 million in the corresponding period in 2019. The increase was mainly due to increase in net income as well as changes in working capital.

Net cash inflow from the Company’s investing activities during the third quarter of 2020 was RMB165.7 million (US$24.4 million), compared to net cash inflow of RMB440.0 million in the corresponding period in 2019. The cash inflow was primarily due to proceeds from the disposal of various investments.

Net cash outflow from the Company’s financing activities was RMB22.9 million (US$3.4 million) in the third quarter of 2020, compared to net cash inflow of RMB40.6 million in the corresponding period in 2019, primarily due to the distribution to our non-controlling shareholders of a consolidated subsidiary.

OTHER COMPANY DEVELOPMENTS

The Company also announced that Mr. Yi Zhao, the president of the Company, has resigned from the Company due to personal reasons, which took effect on November 30, 2020. The Company currently has no plan to appoint a new president as his replacement and the duties of Mr. Zhao will be redirected amongst current members of the management team.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “On behalf of the Board and the company, I would like to thank Mr. Zhao for the invaluable support he has provided to Noah during the past several years, and wish him continued success in the future.”

2020 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2020 will be in the range of RMB900 million to RMB1.0 billion. This forecast reflects management’s current business outlook and is subject to further change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s third quarter 2020 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Monday, November 30, 2020 at 7:00 p.m., U.S. Eastern Time Tuesday, December 1, 2020 at 8:00 a.m., Hong Kong Time

Dial in details:
- United States Toll Free	+1-888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	1-412-317-6061
Conference Title:	Noah Holdings 3Q20 Earnings Conference Call
Participant Password:	6699621

A telephone replay will be available starting one hour after the end of the conference call until December 07, 2020 at +1-877-344-7529 (US Toll Free) or 1-412-317-0088 (International Toll). The replay access code is 10149103.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity investments (unrealized), adjustment for sale of equity securities and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on high net worth individuals. In the first nine months of 2020, Noah distributed RMB73.4 billion (US$10.8 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB155.7 billion (US$22.9 billion) as of September 30, 2020.

Noah’s wealth management business primarily distributes private equity, public securities, credit and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,204 relationship managers across 266 service centers in 79 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 350,409 registered clients as of September 30, 2020. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending services and other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the third quarter of 2020 ended September 30, 2020 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.7896 to US$1.00, the effective noon buying rate for September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2020 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-9221

ir@noahgroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	June 30,	September 30,	September 30,
	2020	2020	2020
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	4,170,704	4,597,443	677,130
Restricted cash	4,098	727	107
Short-term investments	61,151	55,382	8,157
Accounts receivable, net	334,411	360,189	53,050
Loans receivable, net	619,811	476,730	70,215
Amounts due from related parties	766,189	696,806	102,628
Other current assets	199,908	194,464	28,641
Total current assets	6,156,272	6,381,741	939,928
Long-term investments, net	836,442	824,562	121,445
Investment in affiliates	1,291,255	1,252,054	184,408
Property and equipment, net	262,648	250,106	36,837
Operating lease right-of-use assets, net	343,925	291,694	42,962
Deferred tax assets	164,749	178,358	26,269
Other non-current assets	148,590	165,559	24,382
Total Assets	9,203,881	9,344,074	1,376,231

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	461,530	510,043	75,121
Income tax payable	77,381	136,582	20,116
Deferred revenues	163,608	125,092	18,424
Other current liabilities	351,690	318,964	46,978
Total current liabilities	1,054,209	1,090,681	160,639
Operating lease liabilities, non-current	346,241	289,076	42,576
Deferred tax liabilities	56,480	53,891	7,937
Other non-current liabilities	3,526	867	128
Total Liabilities	1,460,456	1,434,515	211,280
Equity	7,743,425	7,909,559	1,164,951
Total Liabilities and Equity	9,203,881	9,344,074	1,376,231

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2019	2020	2020	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others:
One-time commissions	129,786	125,000	18,411	(3.7)%
Recurring service fees	135,201	200,075	29,468	48.0%
Performance-based income	4,383	27,217	4,009	521.0%
Other service fees	131,950	33,985	5,005	(74.2)%
Total revenues from others	401,320	386,277	56,893	(3.7)%
Revenues from funds Gopher manages:
One-time commissions	21,137	71,112	10,474	236.4%
Recurring service fees	386,381	363,274	53,504	(6.0)%
Performance-based income	38,299	43,673	6,432	14.0%
Total revenues from funds Gopher manages	445,817	478,059	70,410	7.2%
Total revenues	847,137	864,336	127,303	2.0%
Less: VAT related surcharges	(5,150)	(5,282)	(778)	2.6%
Net revenues	841,987	859,054	126,525	2.0%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(148,572)	(144,977)	(21,353)	(2.4)%
Others	(246,277)	(217,549)	(32,042)	(11.7)%
Total compensation and benefits	(394,849)	(362,526)	(53,395)	(8.2)%
Selling expenses	(83,592)	(69,882)	(10,293)	(16.4)%
General and administrative expenses	(88,455)	(61,656)	(9,081)	(30.3)%
Provision for credit losses	(15,995)	(5,166)	(761)	(67.7)%
Other operating expenses	(52,838)	(23,129)	(3,407)	(56.2)%
Government grants	28,049	10,552	1,554	(62.4)%
Total operating costs and expenses	(607,680)	(511,807)	(75,383)	(15.8)%
Income from operations	234,307	347,247	51,142	48.2%
Other income (expense):
Interest income	13,774	12,080	1,779	(12.3)%
Investment (loss) income	(48,405)	751	111	N.A.
Other (expense) income	(5,114)	4,041	595	N.A.
Total other (expense) income	(39,745)	16,872	2,485	N.A.
Income before taxes and income from equity in affiliates	194,562	364,119	53,627	87.1%
Income tax expense	(44,737)	(84,944)	(12,511)	89.9%
Income from equity in affiliates	53,974	4,652	685	(91.4)%
Net income	203,799	283,827	41,801	39.3%
Less: net income (loss) attributable to non-controlling interests	12,201	(1,789)	(263)	N.A.
Net income attributable to Noah shareholders	191,598	285,616	42,064	49.1%
Income per ADS, basic	3.13	4.63	0.68	47.9%
Income per ADS, diluted	3.10	4.60	0.68	48.4%

Margin analysis:
Operating margin	27.8%	40.4%	40.4%
Net margin	24.2%	33.0%	33.0%
Weighted average ADS equivalent[1]:
Basic	61,308,638	61,723,592	61,723,592
Diluted	61,759,161	62,075,224	62,075,224
ADS equivalent outstanding at end of period	61,480,292	61,752,197	61,752,197

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2019	2020	2020	Change
	RMB’000	RMB’000	USD’000
Net income	203,799	283,827	41,801	39.3%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	119,641	(108,684)	(16,007)	N.A.
Fair value fluctuation of available for sale Investment (after tax)	(3,191)	—	—	N.A.
Comprehensive income	320,249	175,143	25,794	(45.3)%
Less: Comprehensive income (loss) attributable to non-controlling interests	12,052	(1,694)	(249)	N.A.
Comprehensive income attributable to Noah shareholders	308,197	176,837	26,043	(42.6)%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2019	September 30, 2020	Change

Number of registered clients	288,245	350,409	21.6%
Number of relationship managers	1,368	1,204	(12.0)%
Number of cities in mainland China under coverage	81	79	(2.5)%

	Three months ended
	September 30, 2019	September 30, 2020	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients[4]	3,409	4,466	31.0%
Number of active clients including mutual fund clients	9,961	20,509	105.9%
Transaction value:
Public securities products	7,444	20,844	180.0%
Private equity products	3,477	7,222	107.7%
Credit products	1,517	112	(92.6)%
Other products	513	602	17.3%
Total transaction value	12,951	28,780	122.2%

4  “Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period, excluding clients who transacted on our online mutual fund platform.

Noah Holdings Limited

Segment Condensed Income Statements

 (unaudited)

	Three months ended September 30, 2020
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	124,645	355	—	125,000
Recurring service fees	199,423	652	—	200,075
Performance-based income	27,210	7	—	27,217
Other service fees	23,992	886	9,107	33,985
Total revenues from others	375,270	1,900	9,107	386,277
Revenues from funds Gopher manages
One-time commissions	66,201	4,911	—	71,112
Recurring service fees	183,594	179,680	—	363,274
Performance-based income	6,751	36,922	—	43,673
Total revenues from funds Gopher manages	256,546	221,513	—	478,059
Total revenues	631,816	223,413	9,107	864,336
Less: VAT related surcharges	(4,123)	(1,003)	(156)	(5,282)
Net revenues	627,693	222,410	8,951	859,054
Operating costs and expenses:
Compensation and benefits
Relationship managers	(144,534)	—	(443)	(144,977)
Others	(118,854)	(83,269)	(15,426)	(217,549)
Total compensation and benefits	(263,388)	(83,269)	(15,869)	(362,526)
Selling expenses	(58,836)	(8,759)	(2,287)	(69,882)
General and administrative expenses	(39,357)	(17,425)	(4,874)	(61,656)
Provision for credit losses	(6,898)	—	1,732	(5,166)
Other operating expenses	(17,298)	(1,848)	(3,983)	(23,129)
Government grants	6,471	2,597	1,484	10,552
Total operating costs and expenses	(379,306)	(108,704)	(23,797)	(511,807)
Income (loss) from operations	248,387	113,706	(14,846)	347,247

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	129,099	687	—	129,786
Recurring service fees	133,825	1,376	—	135,201
Performance-based income	4,346	37	—	4,383
Other service fees	69,841	1,197	60,912	131,950
Total revenues from others	337,111	3,297	60,912	401,320
Revenues from funds Gopher manages
One-time commissions	21,053	84	—	21,137
Recurring service fees	186,251	200,130	—	386,381
Performance-based income	—	38,299	—	38,299
Total revenues from funds Gopher manages	207,304	238,513	—	445,817
Total revenues	544,415	241,810	60,912	847,137
Less: VAT related surcharges	(2,067)	(1,368)	(1,715)	(5,150)
Net revenues	542,348	240,442	59,197	841,987
Operating costs and expenses:
Compensation and benefits
Relationship managers	(148,572)	—	—	(148,572)
Others	(155,102)	(66,914)	(24,261)	(246,277)
Total compensation and benefits	(303,674)	(66,914)	(24,261)	(394,849)
Selling expenses	(69,563)	(9,315)	(4,714)	(83,592)
General and administrative expenses	(61,363)	(17,916)	(9,176)	(88,455)
Provision for credit losses	(16,007)	—	12	(15,995)
Other operating expenses	(33,905)	(2,947)	(15,986)	(52,838)
Government grants	25,740	2,302	7	28,049
Total operating costs and expenses	(458,772)	(94,790)	(54,118)	(607,680)
Income from operations	83,576	145,652	5,079	234,307

Noah Holdings Limited

Supplement Revenue Information by Geography

 (unaudited)

	Three months ended September 30, 2020
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	512,820	184,449	9,107	706,376
Hong Kong	76,584	27,276	—	103,860
Others	42,412	11,688	—	54,100
Total revenues	631,816	223,413	9,107	864,336

	Three months ended September 30, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	347,744	212,137	60,912	620,793
Hong Kong	139,406	26,829	—	166,235
Others	57,265	2,844	—	60,109
Total revenues	544,415	241,810	60,912	847,137

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)5

	Three months ended
	September 30,	September 30,
	2019	2020	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	191,598	285,616	49.1%
Adjustment for share-based compensation	21,310	14,351	(32.7)%
Less: loss from fair value changes of equity securities (unrealized)	(6,047)	(968)	(84.0)%
Add: gains from sales of equity securities	139,816	3,523	(97.5)%
Less: tax effect of adjustments	5,059	3,384	(33.1)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	353,712	301,074	(14.9)%

Net margin attributable to Noah shareholders	22.8%	33.2%
Non-GAAP net margin attributable to Noah shareholders	42.0%	35.0%
Net income attributable to Noah shareholders per ADS, diluted	3.10	4.60	48.4%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	5.73	4.85	(15.4)%

5    Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of tax impact, if any.